Exhibit 99.1

Tiziana Life Sciences to Ring the Closing Bell at Nasdaq

BOSTON, MA, December 17, 2025 – Tiziana Life Sciences, Ltd. (Nasdaq: TLSA) (“Tiziana” or the “Company”), a biotechnology company developing breakthrough immunomodulation therapies with its lead development candidate, intranasal foralumab, a fully human, anti-CD3 monoclonal antibody, announces that Executive Chairman and Founder, Gabriele Cerrone will ring the Closing Bell at the Nasdaq MarketSite in Times Square, New York today.

The ceremony, will be held from 3:45 PM to 4:15 PM ET, celebrates Tiziana’s ongoing advancements in innovative treatments, including its lead candidate intranasal foralumab, a fully human anti-CD3 monoclonal antibody. The company’s pioneering nasal delivery approach aims to provide improved efficacy, safety, and tolerability compared to traditional intravenous methods, targeting neurodegenerative and inflammatory diseases such as multiple sclerosis, Alzheimer’s disease, and ALS.

“This is a proud milestone for Tiziana Life Sciences and a testament to the dedication of our team, partners, and investors,” said Gabriele Cerrone, Founder and Executive Chairman of Tiziana Life Sciences. “Ringing the Nasdaq Closing Bell is a powerful celebration of the hard work and dedication of our exceptional team who are tirelessly working to transform patient outcomes through groundbreaking immunomodulation therapies. We are excited about the future as we advance our clinical programs and deliver on our mission to address unmet medical needs.”

Tiziana Life Sciences continues to progress its pipeline, with recent achievements including the dosing of the first patient in its Phase 2 Alzheimer’s trial and expansions in other key studies.

For more information about the event, visit: https://www.nasdaq.com/events/tiziana-life-sciences-rings-closing-bell

Ceremony Livestream Link: https://www.nasdaq.com/marketsite/bell-ringing-ceremony

About Foralumab

Foralumab, a fully human anti-CD3 monoclonal antibody, is a biological drug candidate that has been shown to stimulate T regulatory cells when dosed intranasally. At present, 14 patients with Non-Active Secondary Progressive Multiple Sclerosis (na-SPMS) have been dosed in an open-label intermediate sized Expanded Access (EA) Program (NCT06802328) with either an improvement or stability of disease seen within 6 months in all patients. In addition, intranasal foralumab is currently being studied in a Phase 2a, randomized, double-blind, placebo-controlled, multicenter, dose-ranging trial in patients with non-active secondary progressive multiple sclerosis (NCT06292923).

Foralumab is the only fully human anti-CD3 monoclonal antibody (mAb) currently in clinical development. Immunomodulation by intranasal foralumab represents a novel avenue for the treatment of neuroinflammatory and neurodegenerative human diseases.[1],[2]

About Tiziana Life Sciences

Tiziana Life Sciences is a clinical-stage biopharmaceutical company developing breakthrough therapies using transformational drug delivery technologies to enable alternative routes of immunotherapy. Tiziana’s innovative intranasal approach has the potential to provide an improvement in efficacy as well as safety and tolerability compared to intravenous (IV) delivery. Tiziana’s lead candidate, intranasal foralumab, which is the only fully human anti-CD3 mAb currently in clinical development, has demonstrated a favorable safety profile and clinical response in patients in studies to date. Tiziana’s technology for alternative routes of immunotherapy has been patented with several applications pending and is expected to allow for broad pipeline applications.

For more information about Tiziana Life Sciences and its innovative pipeline of therapies, please visit www.tizianalifesciences.com.

For further inquiries:

Tiziana Life Sciences Ltd

Paul Spencer, Business Development, and Investor Relations
+44 (0) 207 495 2379
email: info@tizianalifesciences.com

[1]	https://www.pnas.org/doi/10.1073/pnas.2220272120

[2]	https://www.pnas.org/doi/10.1073/pnas.2309221120